Exhibit 99.2

MANAGEMENT DISCUSSION & ANALYSIS OF

FINANCIAL CONDITIONS & RESULTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2014

FORM 51-102F1

SILVERCREST MINES INC.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

This Management’s Discussion and Analysis (“MD&A”) is an overview of the activities of SilverCrest Mines Inc. (the “Company” or “SilverCrest”) for the three months ended March 31, 2014. The MD&A is intended to help the reader understand the Company’s operations, financial performance and present and future business environment. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three ended March 31, 2014 and 2013, and the related notes contained therein which have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The following should also be read in conjunction with the audited consolidated financial statements, the related MD&A and Annual Information Form for the year ended December 31, 2013, and all other disclosure documents of the Company. All amounts are stated in United States dollars (US$) unless Canadian dollars (CAD$) are indicated. Additional information related to the Company is available for view on SEDAR at www.sedar.com and on the Company’s website www.silvercrestmines.com. The date of this MD&A is May 14, 2014. This MD&A contains forward looking information. Reference to the risk factors described in the “Cautionary Statement” on page 16 of this MD&A is advised.

Cautionary Note to U.S. Investor’s concerning Estimates of Reserves and Measured, Indicated and Inferred Resources:

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this MD&A contains descriptions of mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations there under.

FIRST QUARTER HIGHLIGHTS
Financial and Operating Highlights:	Q1 2014	Q1 2013
Cash flow from operations (1) (3)	$6,597,397	$8,775,212
Cash flow from operations (1) (3) per share	$0.06	$0.08
Cash cost per AgEq ounce sold (2) (3)	$7.14	$7.69
All-in sustaining cash cost per AgEq ounce sold (2) (3)	$9.71	$16.05

Revenues	$13,005,527	$15,329,642
Net earnings	$2,467,989	$6,002,276
Net earnings per share	$0.02	$0.06
Adjusted earnings per share (3)	$0.02	$0.06

Tonnes mined	313,574	1,358,088
Waste / ore ratio	0.94	4.27

Tonnes crushed and loaded on pad	200,982	252,830
Average ore tonnes crushed per day	2,233	2,809

Average silver ore grade (gpt) loaded on pad	86.89	62.09
Average gold ore grade (gpt) loaded on pad	1.79	1.54

Silver ounces produced	201,101	153,481
Gold ounces produced	7,545	7,225
Silver equivalent ounces produced (2)	653,801	556,667

Silver ounces sold	198,800	157,088
Gold ounces sold	7,650	7,370
Silver equivalent ounces sold (2)	657,800	568,380

 (1) Cash flow from operations before changes in working capital items.

(2) Silver equivalent (“AgEq”) ounces consist of the number of ounces of silver production/sold plus the number of ounces of gold production/sold multiplied by a 60:1 gold price to silver price ratio. Prior to Q1 2014, the AgEq ratio was based on the spot gold price to the spot silver price at the quarter end dates for financial reporting. All numbers are rounded.

(3) These are Non-IFRS performance measures. The Company presents these measures to provide additional information regarding the Company's financial results and performance (refer to NON-IFRS Performance Measures section for calculation details).

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

FIRST QUARTER HIGHLIGHTS (continued)

During the first three months of 2014, Santa Elena experienced lower ore and waste tonnes mined from the open pit as it approached the end of its mine life. Open pit mining activities were discontinued on April 04, 2014. No further ore will be loaded on the leach pad with ongoing stockpiling of high grade underground ore for milling.

Q1 2014, metal production was up 31% and 4% for silver and gold, respectively, compared to Q1, 2013.  The significant increase in silver production is a result of higher silver grades than modeled and a longer leach cycle time for silver with ounces loaded on the pad during H2 2013 starting to be recovered in Q1 2014. Silver and gold production will continue from the pad until at least August 2014.

Metal production exceeded corporate budget projections for Q1 2014. The open pit closure at Santa Elena may have some impact on Q2 2014 production but SilverCrest maintains 2014 corporate production guidance of 3.3 to 3.6 million ounces AgEq (60:1).

Other First Quarter highlights

•
Santa Elena Expansion Project – The 3,000 tonne-per-day (“tpd”) mill and Counter Current Decantation / Merrill Crowe (“CCD/MC processing”) was 96% physically complete by March 31, 2014. The construction activities in the quarter focused on final electrical and piping work for the mill components. Eighty percent (80%) of the major equipment had been tested by the end of the quarter and passed for initial start up.

Subsequent to March 31, 2014 -, Commissioning of Santa Elena’s new 3,000 tpd mill and processing plant commenced on May 1, 2014.
The commissioning phase for the processing facility, which is expected to span approximately three months (May – July), will gradually increase throughput parameters from approximately 500 tpd until the design capacity of 3,000 tpd is reached. The commissioning phase is planned to test all aspects of the facility and remediate any issues that may arise. Mill feed during the commissioning period will initially come from the leach pad reserve, with blending of higher grade underground ore to start in late Q2 2014. Underground development ore is being progressively stockpiled in anticipation of processing during the commissioning period.

•
Operational changes in mine schedule due to early pit closure necessitated the acceleration of underground mining and development during the first quarter. Development work progressed at an average rate of 10 metres per day. The decline ramp had reached the 575 metre level (surface at 780m) at March 31, 2014, and five lateral levels have accessed underground reserves in preparation of stope production. Underground production equipment (Company-owned and operated) is expected to arrive on site in late Q2 2014, with immediate accelerated production from already developed stopes.

•
Corporate –In February 2014, SilverCrest began trading on the Toronto Stock Exchange ("TSX") following its graduation from the TSX Venture Exchange (the "TSXV"). The trading symbol for the common shares of SilverCrest remains "SVL". The acceptance for trading of SilverCrest’s common shares on the TSX is another significant milestone in the development of the Company’s corporate growth. Management expects the higher profile afforded by the TSX will give the Company exposure to new segments of the investment community and provide greater liquidity for those investors wishing to trade the shares of SilverCrest.

•
In February 2014, the Company received notice of exercise of the Underground Mine Option from Sandstorm Gold Ltd. (“Sandstorm”) for the Santa Elena Mine. This Option allows Sandstorm to purchase 20% of the gold produced from underground operations at Santa Elena. In accordance with the terms of the exercise of the option, Sandstorm made an additional upfront deposit of $10 million to the Company, and will continue to make ongoing per ounce payments of $350 until 50,000 ounces of gold have been delivered to Sandstorm, inclusive of 19,573 (March 31, 2014) ounces already delivered from open-pit production, at which time the payments will increase to $450 per ounce of gold.

•
In February 2014, SilverCrest drew down $15 million from the $40 million secured corporate credit facility (the “Facility”) with The Bank of Nova Scotia (“Scotiabank”). The $40 million Facility is fully available and is principally secured by a pledge of the Company’s equity interests in its material subsidiaries assets.

•
In March 2014, the Company completed a prospectus offering for total gross proceeds of CAD$23.0 million ($20.8 million). The Company issued a total of 8,855,000 common shares at a price of CAD$2.60 per share. The offering was led by Dundee Securities Ltd. and included National Bank Financial Inc., Raymond James Ltd. and PI Financial Corp. (together, the “Underwriters”). The Underwriters received a cash commission equal to 5.5% of the gross proceeds of the offering. SilverCrest intends to use the proceeds for working capital and general corporate purposes.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

FIRST QUARTER HIGHLIGHTS (continued)

•
Sonora, Mexico – In January 2014, SilverCrest signed an option agreement (the “Agreement”) with Evrim Resources Corp. (TSX.V:EVM) (“Evrim”) whereby SilverCrest can acquire a 100% interest in Evrim’s Ermitaño Property in the State of Sonora, Mexico. SilverCrest can earn a 100% interest in the Ermitaño Property by paying $75,000 upon signing (paid) and $50,000 each anniversary thereafter, completing a minimum of $500,000 in exploration expenditures in the first year, and delivering a Production Notice within five years specifying mine and construction plans with accompanying permits. Upon delivery of the production notice, the annual payments will cease and Evrim will retain a 2% Net Smelter Royalty (“NSR”).

The Ermitaño Property consists of two concessions (I and II) totalling 165 square kilometres of contiguous mineral tenure located approximately 145 kilometres from Hermosillo and contiguous with SilverCrest’s Santa Elena Mine Property in Sonora, Mexico. Access to the property is by paved highway and secondary roads. Ermitaño I and II are subject to an underlying third party NSR of 2%. The Ermitaño I and II concessions are located along the same trend of mineralization currently being exploited at the Santa Elena Mine. The concessions host the same early Tertiary andesite and rhyolite volcanic rocks with major structures that host the Santa Elena silver and gold low sulphidation epithermal mineralization. Exploration work will be carried out on the property by the Company in 2014 and reported as results are available.

OVERVIEW OF THE BUSINESS

SilverCrest Mines Inc. (NYSE MKT: SVLC) (TSX: SVL) (FSE: CW5) is a Canadian precious metals producer headquartered in Vancouver, British Columbia, with a silver and gold asset base and an operating mine located in Mexico. SilverCrest's flagship property is the 100%-owned Santa Elena Mine, (“Santa Elena” or “Santa Elena Mine”), which is located 150 kilometres (“km”) northeast of Hermosillo, near Banamichi in the State of Sonora, Mexico. The mine is a high-grade, epithermal silver and gold producer, with an estimated life of mine of 8 years, with cash costs over the mine life of $11 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates the new 3,000 tpd conventional mill facility should recover average silver and gold annual quantities of 1.5 million ounces of silver and 32,800 ounces of gold over the current 8 year reserve.

The Company’s other principal property is the La Joya Property in Durango state, Mexico, which contains a large polymetallic deposit that is being explored with the aim of developing silver, copper, gold and tungsten resources. The Company also has a portfolio of other mineral properties, which comprise of the Cruz de Mayo Project (Mexico), the Ermitano Property (Mexico), the Silver Angel Project (Mexico) and the El Zapote Project (El Salvador).

OUTLOOK

SilverCrest’s immediate focus is to (i) continue its efficient operation of its flagship Santa Elena low cost silver and gold mine, (ii) complete commissioning of the new 3,000 tpd CCD-MC processing plant, (iii) complete accelerated development of the underground mine for initial underground production, (iv) expand resources and subsequent reserves at Santa Elena by systematic exploration of the deposit, (v) evaluate and acquire exploration properties in proximity to Santa Elena, (vi) complete evaluation of certain aspects at the La Joya Project to a Pre Feasibility Study level in 2014.

The amount and timing of actual capital expenditures is dependent upon being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs to enable the projects to be completed as currently anticipated. Capital spending plans for 2014 that were approved by the board of directors may be changed, depending on commodity markets, corporate financial position, results of studies and other factors.

Santa Elena Targets

•
Achieve estimated 2014 production guidance of 1.3 million – 1.5 million ounces of silver and 34,000 – 36,000 ounces of gold, for an aggregate of 3.3 – 3.6 million silver equivalent ounces, Ag:Au 60:1. (Q1 2014; 201,101 silver ounces, 7,545 gold ounces or 653,801 silver equivalent ounces, Ag:Au 60:1)

•	Achieve estimated cash operating cost of $8.50 - $9.50 per silver equivalent ounce sold, Ag:Au 60:1. (Q1 2014; $7.14 per silver equivalent ounce, Ag:Au 60:1)

•
Complete construction of new conventional 3,000 tpd CCD/MC mill facility in early Q2 2014 - Budget for 2014 is $14 million. (Q1 2014; $7.8 million, subsequent to March 31, 2014, the mill facility was successfully started up and is currently being fully commissioned)

•
Complete underground decline development of main ramp to enable physical access to ore starting on level 525m - Budget for 2014 for underground development and equipment purchases is $12 million. (Q1 2014; $3.1 million, the main ramp is currently at the 575 metres level)

Sonora Project Targets

•	Ermitaño Property – initial mapping, sampling and exploration drilling of targets - Budget for 2014 is $550,000. (Q1 2014; $320,000)

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

OUTLOOK (continued)

La Joya Project Targets

•
Complete a core drilling program of approximately 20 holes for in-fill drilling of preliminary pit-constrained resources (Preliminary Economic Assessment level) with subsequent metallurgical work. Budget for 2014 is $1 million. (Q1 2014; $0.6 million)

•	Complete staged payments of $1.8 million under the La Joya agreements. (Q1 2014; $1.3 million)

•	Complete evaluation of certain technical aspects of the project to Pre Feasibility Study level. (Ongoing)

RESULTS OF OPERATIONS

For the three months ended March, 31	2014	2013
Revenues
Silver revenue	$4,116,137	$4,672,985
Gold revenue - cash basis	8,610,431	10,103,466
	12,726,568	14,776,451
Gold revenue - non cash
- amortization of deferred revenue	318,946	553,191

- capitalized to Santa Elena Mine EIP (1)	(39,987)	-
Revenues reported	13,005,527	15,329,642
Cost of sales	4,686,523	4,368,519
Depletion, depreciation and amortization	1,721,406	1,378,945
Mine operating earnings	6,597,598	9,582,178

General and administrative expenses	(1,477,002)	(1,340,926)
Share-based compensation	(571,734)	(753,790)
Foreign exchange (loss) gain	(485,448)	488,573
Accretion expense	(75,766)	(61,021)
	(2,609,950)	(1,667,164)
Operating earnings	3,987,648	7,915,014

Other income	614,314	-
Interest income	211,035	79,262
Finance costs	(104,008)	-

Earnings before taxes	4,708,989	7,994,276

Taxes
Current income tax expense	(2,243,000)	(2,100,000)
Deferred tax recovery	2,000	108,000
Net earnings	2,467,989	6,002,276

Other comprehensive (loss) earnings
Exchange loss on translation to US Dollars	-	(878,199)

Comprehensive earnings for the period	$2,467,989	$5,124,077

Weighted average number of common shares outstanding	111,315,927	107,170,245
Earnings per common share - basic	$0.02	$0.06
Earnings per common share - diluted	$0.02	$0.05

(1) Prior to completing the commissioning of Santa Elena’s underground mine, proceeds from the sale of silver and gold are capitalized to the Santa Elena Mine Expansion in Progress ("EIP").

Comparison of the three months ended March 31, 2014 to March 31, 2013

Net earnings were $2,467,989 ($0.02 per share basic) for the first quarter compared with $6,002,276 ($0.06 per share basic) in 2013. The decrease in net earnings during the first quarter was primarily attributed by lower revenues resulting from significantly lower realized prices.

Silver and gold revenue totalled $13,005,527 (2013 - $15,329,642) in the first quarter. Silver sales totalled 198,800 ounces including capitalized underground ounces (2013 - 157,088), 27% higher than the same period in 2013. The foregoing, combined with a 30% lower average realized price at $21 (2013 - $30) per ounce, resulted in 12% less silver revenue. Total gold revenue reported in the first quarter decreased 16% compared to the same period in 2013. Total gold sales were 7,650 ounces including capitalized underground ounces (2013 - 7,370) or 4% above 2013. The Company sold 6,120 (2013 - 5,896) ounces of gold at an average realized price of $1,319 (2013 - $1,626) per ounce, a 19% decline. The Company delivered 1,530 gold ounces (2013 - 1,474) under the Sandstorm Purchase Agreement at $350 per ounce.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

RESULTS OF OPERATIONS (continued)

Cost of sales amounted to $4,686,523 (2013 - $4,368,519). Cash cost per silver equivalent ounce sold amounted to $7.14, Ag:Au 60.0:1 (2013 - $7.69, Ag:Au 55.8:1). The decrease in operating cash cost per silver equivalent ounce sold is driven generally by the difference in silver equivalence ratios.

General and administrative expenses increased by 10% to $1,477,002 (2013 - $1,340,926) primarily due to an increase in regulatory expenses in the quarter. Regulatory expenses increased by a 176% to $239,853 (2013 - $87,026) primarily due to the onetime TSX listing fee. The Company’s shares commenced trading on the TSX in February 2014.

Share-based compensation decreased to $571,734 (2013 - $753,790) with the vesting of a lower number of stock options. The Company granted 100,000 (2013 - 350,000) incentive stock options during the first quarter with a weighted average fair value per option granted of CAD$0.77 (2013 - CAD$1.44).

Other income of $614,314 relates to net proceeds received from an insurance claim.

Current income tax expense payable for 2014 Mexico operations amounted to $2,243,000 (2013 - $2,100,000), which includes an estimate of $493,000 (2013 - $Nil) relating to the new 7.5% Mexican Mining Royalty.

NON-IFRS PERFORMANCE MEASURES

The Company uses performance indicators that are not defined according to IFRS, such as “Cash flows from operations before changes in working capital items”, “Cash cost per silver equivalent ounce sold”, “All-in sustaining cash cost per silver equivalent ounce sold”, and “Adjusted earnings per share”. These performance indicators are widely used in the mining industry but are not standards prescribed by IFRS. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Company's performance and its ability to generate cash flow. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for performance indicators prepared in accordance with IFRS.

The following table provides a reconciliation of cash provided by operating activities per the condensed consolidated interim financial statements to cash flows from operations before working capital items:

For the three months ended March, 31	2014	2013
Cash provided by operating activities	$7,709,900	$5,261,063
Income taxes paid	4,178,000	1,092,200
Change in non-cash working capital items	(5,290,503)	2,421,949
Cash flows before changes in working capital items	$6,597,397	$8,775,212
Weighted average number of common shares outstanding	111,315,927	107,170,245
Cash flows per common share	$0.06	$0.08

The following table provides a reconciliation of cost of sales per the condensed consolidated interim financial statements to cash cost per silver equivalent ounce sold:

For the three months ended March, 31	2014	2013
Direct production costs	$3,986,131	$5,437,264
Environmental mining duty (1)	66,000	-
Inventory adjustment	634,392	(1,068,745)
Cost of sales	$4,686,523	$4,368,519

Silver ounces sold (2)	197,656	157,088
Gold ounces sold (2)	7,638	7,370

Ag:Au ratio (3)	60.0:1	55.8:1
AgEq ounces sold (3)	655,936	568,380
Cash cost per AgEq ounce sold	$7.14	$7.69

The following table provides a reconciliation of cost of sales per the condensed consolidated interim financial statements to all-in sustaining cash cost per silver equivalent ounce sold:

For the three months ended March, 31	2014	2013
Direct production costs	$3,986,131	$5,437,264
Environmental mining royalty (1)	66,000	-
Inventory adjustment	634,392	(1,068,745)
Cost of sales	$4,686,523	$4,368,519
General and administrative expenses	1,477,002	1,340,926
Sustaining capital expenditures	150,717	408,391
Exploration costs (4)	54,941	3,005,033
Total all-in sustaining cash costs	$6,369,183	$9,122,869

AgEq ounces sold (3)	655,936	568,380
All-in sustaining cash cost per AgEq ounce sold	$9.71	$16.05

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

NON-IFRS PERFORMANCE MEASURES (continued)

The following table provides a reconciliation of net earnings as reported in the Company’s condensed consolidated interim financial statements to adjusted earnings per share:

For the three months ended March, 31	2014	2013
Net earnings reported	$2,467,989	$6,002,276
Adjustments for non-cash or non-recurring items
Deferred revenue	(318,946)	(553,191)
Deferred income tax recovery	(2,000)	(108,000)
Share-based compensation	571,734	753,790
Adjusted earnings	$2,718,777	$6,094,875
Weighted average number of common shares outstanding	111,315,927	107,170,245
Adjusted earnings per common share	$0.02	$0.06

(1)	Effective January 1, 2014, the new Mexican Environmental Mining Duty, calculated 0.5% of gross revenues, is included as part of cost of sales.

(2)
Prior to completing the commissioning of Santa Elena’s underground mine, related expenses and sales of silver and gold are capitalized to the Santa Elena Mine Expansion in Progress (“EIP”) included in property, plant and equipment. The production totals for the first quarter of 2014, have been reduced by 1,144 ounces of silver and 12 ounces of gold that were capitalized to Santa Elena Mine EIP.

(3)
Silver equivalent (“AgEq”) ounces consist of the number of ounces of silver production/sold plus the number of ounces of gold production/sold multiplied by a 60:1 gold price to silver price ratio, as determined in the 2014 budget. Prior to Q1 2014, the AgEq ratio was based on the spot gold price to the spot silver price at the quarter end dates for financial reporting. All numbers are rounded.

(4)	Exploration costs include only expenditures in the relevant periods at Santa Elena.

SUMMARY OF QUARTERLY RESULTS

The following financial data is selected information for the Company for the eight most recently completed financial quarters:

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012
Revenues	13,005,527	12,866,618	13,669,133	13,028,258	15,329,642	18,243,732	16,694,752	15,982,031
Mine operating earnings	6,597,598	6,120,406	6,884,823	6,276,338	9,582,178	11,602,694	10,988,623	10,065,447
Net earnings (loss) for the period (1)	2,467,989	(4,094,411)	3,705,318	2,866,080	6,002,276	13,616,026	1,263,317	9,525,881
Comprehensive earnings (loss) for the period (1)	2,467,989	(4,538,728)	4,164,565	1,739,890	5,124,076	13,315,128	2,213,155	9,165,644
EPS (LPS)
Basic	0.02	(0.04)	0.03	0.03	0.06	0.14	0.01	0.11
Diluted	0.02	(0.04)	0.03	0.03	0.05	0.13	0.01	0.11
Cash divdends declared per share (2)	-	-	-	-	-	-	-	-
Total assets (3)	179,507,383	143,507,653	139,899,279	134,155,949	130,504,099	122,071,089	101,245,107	92,667,187
Total derivative instruments (4)	-	-	-	-	-	-	24,824,172	20,328,516
Total debt (5)	15,000,000	-	-	-	-	-	-	-
Tax liabilities (6)	9,813,684	10,198,314	3,623,000	2,960,000	1,517,000	1,625,000	5,039,388	2,361,000
Other liabilities	14,628,203	16,175,205	15,543,639	15,188,742	16,556,388	16,541,928	16,330,484	17,315,150

(1)
Net and comprehensive earnings (loss) have fluctuated significantly from the impact of recording the fair value changes of open derivative contracts, current income and deferred tax expense (recovery), and foreign exchange gain (loss) on translation to United States dollars.

(2)	The Company has not paid any dividends since incorporation, and currently does not plan to pay dividends in the short term.

(3)
Total assets have increased significantly over the last number of quarters, mainly from capital investment at the Santa Elena Mine.  In Q1 2014, total assets increased primarily due to cash receipts of $20.8 million from the equity financing, the additional $10 million upfront deposit from Sandstorm and the $15 million draw down of the Scotiabank Facility.

(4)
The derivative instruments (hedging contracts), which were a requirement of a Project Loan with Macquarie Bank Limited (“MBL”), were required under IFRS to be recorded at fair value (marked-to-market) at the financial position date, and the resulting gains or losses included in the statement of operations. The Company calculated the fair value using the forward gold price, which continues to fluctuate. In November 2012, SilverCrest settled the remaining 29,000 gold ounces of the Hedge Facility for $23,254,800 in cash.

(5)	In Q1 2014, the Company drew down $15 million from the available $40 million Facility with Scotiabank.

(6)
Tax liabilities consist of current income tax expense relating to the estimate of tax payable from Santa Elena operations and deferred tax expense (recovery) relating to differences between the financial statement carrying amounts and the respective Mexican tax book bases.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

CASHFLOWS

For the three months ended March, 31	2014	2013

Net earnings	2,467,989	$6,002,276
Items not affecting cash	4,129,408	2,772,936
Cash flows from operations before changes in working capital items and income taxes	6,597,397	8,775,212
Working capital items	5,290,503	(2,421,949)
Income taxes paid	(4,178,000)	(1,092,200)
Operating Activities	7,709,900	5,261,063
Financing Activities	34,891,639	2,648,683
Investing Activities	(2,471,256)	(14,850,621)
Impact of exchange rate changes	(45,846)	(89,454)
Net increase (decrease) in cash and cash equivalents	40,084,437	(7,030,329)
Cash beginning of period	14,435,453	28,147,049
Cash end of period	54,519,890	$21,116,720

Operating Activities

The cash flow generated from operating activities was $7,709,900 (2013 - $5,261,063) for the first quarter of 2014. The increase in operating cash flow in the first quarter resulted from $3.2 million of Mexican value added taxes refunded but partially offset by lower cash revenues from significantly lower realized metal prices (discussed in the “Results of Operations” section).

Financing Activities

On March 13, 2014, the Company completed a prospectus offering for total gross proceeds of CAD$23.0 million ($20.8 million). The Company issued a total of 8,855,000 common shares at a price of CAD$2.60 per share. Total share issuance costs amounted to $1,431,086.

In February 2014, SilverCrest drew down $15 million from the fully available $40 million Facility with Scotiabank. The proceeds are being used to fund the remaining Santa Elena expansion expenditure commitments, working capital requirements and general corporate purposes.

The Company received $500,724 (2013 - $1,845,037) from the exercise of 955,000 (2013 - 1,550,000) incentive stock options. SilverCrest received $805,469 from the exercise of 510,300 warrants during Q1 2013.

Investing Activities

SilverCrest spent $10,644,824 (2013 - $14,057,169) during the first quarter primarily on Santa Elena expansion costs included within property plant and equipment. During the first quarter, the Company capitalized $39,987 of revenue generated from the Santa Elena underground mine currently being accelerated towards commercial production.

In March 2014, the Company received a $10 million contribution from Sandstorm for their share of Santa Elena’s Expansion capital costs.

SilverCrest spent $2,077,454 (2013 - $820,981) during the first quarter on all exploration and evaluation expenditures.  During Q1 2014, the Company released the final cash payment of $1.25 million on the La Joya West concessions upon receipt of title registration in Mexico and incurred $0.6 million in exploration costs.

The Company received interest income of $211,035 (2013 - $27,529) during the first quarter.

Impact of exchange rate changes

As at March 31, 2014, the Company held $54.5 million (2013 - $14.4 million) in cash and cash equivalents, of which $53.4 million (2013 - $13.7 million) were dominated in United States dollars, $0.7 million (2013 – $0.3 million) in Canadian dollars, and $0.4 million (2013 – $0.4 million) in Mexican pesos. During the first quarter, the Company’s cash and cash equivalents were negatively impacted by $45,846 (2013 - $89,454) on translation to United States dollars due to the weakening of the Canadian dollar against the United States dollar. The Company has not entered into any agreements or purchased any instruments to hedge currency risks at this time.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

LIQUIDITY AND CAPITAL RESOURCES

		2014	2013
Assets
Current assets
Cash and cash equivalents	(i)	$54,519,890	$14,435,453
Inventory	(i)	11,433,482	12,896,365
Taxes receivable	(i)	2,985,957	6,415,814
Other current assets	(i)	969,282	680,308
Non-current assets		109,598,772	109,079,713
Total Assets		$179,507,383	$143,507,653

Liabilities
Current liabilities
Deferred revenue	(ii)	$1,500,921	$2,627,015
Other current liabilities	(ii)	4,744,015	6,430,467
Non-current liabilities
Deferred tax liabilities		9,041,000	9,043,000
Credit facility obligation		15,000,000	-
Other non-current liabilities		9,155,951	8,273,037
Total Liabilities		$39,441,887	$26,373,519
Working Capital	(i-ii)	$63,663,675	$25,370,458

ASSETS

As at March 31, 2014, SilverCrest held cash and cash equivalents of $54.5 million. The Company’s cash position has strengthened significantly since the start of the year, primarily due to the $20.8 million prospectus offering, the $10 million additional upfront deposit from Sandstorm and a $15 million draw dawn on the Facility with Scotiabank. SilverCrest continues to monitor cash resources against expenditures forecasts associated with implementation of the Company’s growth strategies.

The inventory balance primarily relates to silver and gold in process on the leach pads at Santa Elena. The carrying balance at March 31, 2014, was $9.1 million (2013 - $9.7 million). During Q1 2014, 1.3 million (2013 - 1.2 million) contained silver equivalent ounces (Ag:Au 60:1) were delivered to the leach pad with 653,801 (2013 - 556,667) silver equivalent ounces extracted. Metals inventory on the leach pad not recovered in 2014 will be reprocessed along with the underground ore through the new processing facility.

Taxes receivable consists of value added taxes paid in Mexico, and due to be refunded or deducted against income taxes payable.  The value added taxes receivable balance has decreased significantly since the start of the year from collection of cash refunds totalling $3.2million and settlement of 2013 and 2014 income taxes. The Company paid a total of $4.2 million in income taxes during the first quarter, by offset of Mexican value added taxes receivable, $2.9 million relating to the final balance payable for 2013 income taxes and $1.3 million in prepayments for 2014 income taxes.

Property, plant and equipment decreased to $92.6 million (2013 - $93.1 million). Additions of approximately $11.1 million in the first quarter primarily from expansion expenditures, sustaining capital, and exploration costs at Santa Elena were reduced by recording the $10 million expansion contribution from Sandstorm and depreciation and depletion charge totalling $1.6 million. Exploration and evaluation assets increased to $16.8 million (2013 - $15.7 million) from expenditures incurred at the La Joya ($0.6 million), and other ($0.5 million) projects.

LIABILITIES

Deferred revenue decreased to $6.3 million (2013 - $6.7 million), resulting from the delivery of 1,530 (2013 - 1,474) gold ounces to Sandstorm.

Accounts payable and accrued liabilities decreased to $4.0 million (2013 - $5.3 million), as the Company released the final cash payment of $1.25 million on the La Joya West concessions. The accounts payable balance primarily relates to various construction and operational commitments related to the Santa Elena Expansion Project.

The credit facility obligation relates to the $15 million drawn down from the $40 million Facility with Scotiabank. The proceeds are being used to fund the remaining Santa Elena expansion expenditures, working capital requirements and general corporate purposes.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

LIQUIDITY OUTLOOK

At current precious metals prices, SilverCrest is confident that its $54.5 million (March 31, 2014) cash and cash equivalents balance, the cash flow expected to be generated from the operation of the Santa Elena Mine, and the $40 million Facility with Scotiabank ($25 million available at March 31, 2014), will enable the Company to complete the major capital expenditures associated with the Santa Elena Expansion Project, planned exploration and all operating activities of the Company for the next twelve months. The significant capital and exploration expenditures remaining for 2014 include the following;

Santa Elena Mine:

•	Expansion Capital – 3,000 tpd CCD/MC mill facility: $14.0 million. (Q1 2014; $7.8 million)

•	Expansion Capital – Underground mine equipment and development: $12.0 million. (Q1 2014; $3.1 million)

•	Expansion Drilling – $1.5 million. (Q1 2014; $0.1 million)

Exploration Expenditures:

•	Sonora programs	- $1.5 million. (Q1 2014; $0.5 million)

•	La Joya drilling and PFS - $1.0 million. (Q1 2014; $0.6 million)

•	La Joya property acquisition payment: $ 1.8 million. (Q1 2014; 1.3 million)

SANTA ELENA MINE – UPDATE

Operating Statistics	Q1 2014	Q1 2013
Tonnes ore	161,879	257,726
Tonnes waste	151,695	1,100,362
Tonnes mined	313,574	1,358,088
Waste / ore ratio	0.94	4.27

Tonnes crushed and loaded on pad	200,982	252,830
Average ore tonnes crushed per day	2,233	2,809
Average silver ore grade (gpt) loaded on pad	86.89	62.09
Average gold ore grade (gpt) loaded on pad	1.79	1.54

Contained silver ounces delivered to the pad	561,485	504,711
Contained gold ounces delivered to the pad	11,587	12,536

Silver ounces produced	201,101	153,481
Silver ounces sold	198,800	157,088

Gold ounces produced	7,545	7,225
Gold ounces sold	7,650	7,370
Ounces delivered to spot market	6,120	5,896
Ounces delivered to Sandstorm	1,530	1,474

Silver equivalent ounces produced (1)	653,801	556,667
Silver equivalent ounces sold (1)	657,800	568,380
Ag: Au ratio (1)	60.0:1	55.8:1

(1)
Silver equivalent (“AgEq”) ounces consist of the number of ounces of silver production/sold plus the number of ounces of gold production/sold multiplied by 60:1 gold price to silver price ratio, as determined in the 2014 budget, prior to Q1 2014, the AgEq ratio was based on the spot gold price to the spot silver price at the quarter end dates for financial reporting. All numbers are rounded.

OPERATIONS UPDATE

The Company reported a contractor fatality on March 24, 2014. The contractor employee is believed to have suffered a medical condition while operating a haul truck causing him to lose control of the vehicle which rolled off the ramp into the lower part of the pit. In spite of this unfortunate accident, the Santa Elena mine continues to be a safe place to work, as safety is the top priority for the Company. SilverCrest continues to seek out new initiatives to protect the health and safety of all employees and contractors.

During the first three months of 2014, Santa Elena experienced lower ore and waste tonnes mined from the open pit as it approached the end of its mine life. Open pit mining activities were discontinued on April 04, 2014 in accordance to adjustments to the construction and development schedule. Ore remaining in the bottom of the pit will be accessed from underground. No further ore will be loaded on the leach pad, but leaching will continue to until at least August 2014. Stockpiling of high grade underground ore for milling is underway in anticipation of milling.

SilverCrest is currently focusing on the accelerated development of the underground mine, which will provide access to high grade mill feed. Initially, the mill will process leach pad ore only, and underground ore will be stockpiled.  Blending of leach pad and underground ore and testing of optimal mix ratios will begin in H2, 2014.

Q1 2014, metal production was up 31% and 4% for silver and gold, respectively, compared to Q1, 2013. The significant increase in silver production is a result of higher silver grades then modeled and a longer leach cycle time for silver with ounces loaded on the pad during H2 2013 starting to be recovered in Q1 2014 . Silver and gold production will continue from the pad until at least August 2014.

Metal production exceeded corporate guidance projections for Q1 2014. The open pit closure at Santa Elena may have some impact on Q2 2014 production, but SilverCrest maintains 2014 corporate production guidance of 3.3 to 3.6 million ounces AgEq (60:1).

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

SANTA ELENA MINE – UPDATE (continued)

EXPANSION PROJECT UPDATE

During Q1 2014, the construction activities for the new 3,000 tpd mill and CCD/MC processing plant focused on final electrical and piping work. Eighty percent (80%) of the major equipment was tested in the first quarter, and passed for initial start up. Commissioning of Santa Elena’s new 3,000 tpd mill and processing plant commenced on May 1, 2014.

The start-up is a significant milestone in the successful development of Santa Elena. This major achievement is a testament to the hard-working teams at Santa Elena and SilverCrest.

Commissioning Phase

The commissioning phase for the processing facility, which is expected to span approximately three months, will gradually increase throughput from approximately 500 tpd until the design capacity of 3,000 tpd is reached. The commissioning phase is planned to test all aspects of the facility and remediate any issues that may arise. Mill feed during the commissioning period will initially come from the leach pad reserve, with blending of higher grade underground ore to start in late Q2 2014. Underground development ore is being progressively stockpiled in anticipation of processing during the commissioning period. During the three month commissioning phase, metal production from the heap leach operation will continue at a reduced rate.

Underground

Operational changes in the mine schedule due to early pit closure necessitated the acceleration of underground mining and development during the first quarter. Development work progressed at an average rate of 10 metres per day. The decline ramp is currently at the 575 metre level (surface at 780m), and five lateral levels have accessed underground reserves in preparation of stope production. Underground production equipment (Company-owned and operated) is expected to arrive on site in late Q2 2014, with immediate accelerated production from already developed stopes.

On February 17, 2014, SilverCrest announced results of a 1,590 metre (22 holes) underground drill program completed in Q4, 2013. The results of the program are to be used to better define underground resources and verify widths and grades for the first planned production stopes to be mined in 2014. The results of the 22 holes will be part of a resource update scheduled to be completed in H2 2014.

This underground drill program was successful in confirming good continuity of the Main Mineralized Zone (“MMZ”) and high grades for the initial planned production stopes to be mined in 2014. Valuable information was also provided from this program to better define overall reserves and subsequent stope designs. Further delineation drilling will be completed in 2014 to continue to verify production stope reserves.

The Santa Elena deposit remains open in most directions, with excellent opportunities for increased Resources and potential conversion to Reserves. Further exploration drilling is anticipated from underground, once further underground access is established.  Potential conversion of Resources to Reserves in the recently discovered El Cholugo, Cholugo Dos, and Tortuga zones is anticipated once further underground access is established by 2015.

For further information on Santa Elena Expansion Project, please refer to News Releases dated April 7, 2014, and May 5, 2014, on the Company’s website at www.silvercrestmines.com, and filed on SEDAR at www.sedar.com.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

EXPLORATION PROPERTIES

LA JOYA PROJECT – MEXICO

The La Joya Property (“La Joya”) is a silver copper gold project, located approximately 75 kilometres southeast of the city of Durango, Mexico, in a prolific mineralized region which currently supports several large scale mining operations including Grupo Mexico’s San Martin Mine, Industrias Peñoles’ Sabinas Mine, Pan American Silver’s La Colorada Mine, and First Majestic Silver’s La Parrilla Silver Mine. The La Joya Property is comprised of 15 mineral concessions with a total area of approximately 4,647 hectares. Nine of the 15 mineral concessions comprising the La Joya Property are known as the La Joya West concessions, which the Company acquired on May 24, 2013, at a total cost of $2.68 million. Three of the 15 mineral concessions comprising the La Joya Property are known as the La Joya East concessions, on which the Company still maintains an option to purchase from the original owners. Under the terms of the original option agreement, the Company may exercise its option to acquire the La Joya East concessions by making staged payments totalling $1,500,000 over a three year period commencing January 2011 (of which $325,000 has been paid). On November 6, 2013, the Company amended the La Joya East option agreement so that the final payment of $1,175,000 may be paid in two equal cash payments in the amount of $587,500 each, with the first payment due May 6, 2014 and the second and final payment due May 6, 2015. The La Joya West and La Joya East concessions together encompass a total of approximately 1,642 hectares. The remaining three contiguous mineral concessions comprising the La Joya Property encompass a total of approximately 3,005 hectares and were staked directly by the Company.

Current Updated Resource Estimate (NI 43-101 Technical Report, dated March 27, 2013)
There are two styles of mineralization, with the first  comprised of silver, gold and copper (1- Ag Cu Rich Zone), with lesser amounts of tungsten trioxide (WO3), molybdenum (Mo), lead (Pb), and Zinc (Zn); while the second style of mineralization consists predominantly of tungsten and molybdenum (2- Contact Zone) with lesser amounts of Ag, Cu, Au, Pb, and Zn.

1-	Ag Cu Rich Zone Resource Summary

Category**	AgEq Cutoff Grade (GPT)	Rounded Tonnes	AG (GPT)	AU (GPT)	CU (%)	Contained AG Ounces	Contained AU Ounces	Contained CU Pounds	Contained AgEq Ounces*
Inferred***	15	126,700,000	23.5	0.17	0.19	95,900,000	716,200	533,200,000	198,600,000
Inferred	30	71,200,000	34.4	0.22	0.28	78,700,000	524,800	436,800,000	159,800,000
Inferred	60	27,900,000	57.5	0.28	0.48	51,600,000	258,800	288,400,000	100,800,000

* Silver equivalency includes silver, gold and copper, but excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is incorporated until further information is available.
**Classified by EBA, A Tetra Tech Company and conforms to NI 43-101, 43-101CP and CIM definitions for resources. All numbers are rounded.  Inferred Resources have been estimated from geological evidence and limited sampling, and must be treated with a lower level of confidence than Measured and Indicated Resources.
*** Mineralization boundaries used in the interpretation of the geological model and resource estimate are based on a cutoff grade of 15 gpt AgEq using the metal price ratios described above.

2-	Contact Zone Resource Summary

Category**	WO3 (%)**** cut-off	Rounded Tonnes	WO3%	Mo%	WO3 lbs	Mo lbs
Inferred***	0.025	97,600,000	0.055	0.012	118,400,000	23,100,000
Inferred	0.050	44,600,000	0.076	0.016	75,100,000	14,100,000
Inferred	0.095	8,600,000	0.111	0.018	20,900,000	3,000,000
**** WO3 is based on a standard calculation of tungsten (W) times 1.26. 100% metallurgical recovery is incorporated until further information is available.

Outlook

The Company is currently focusing on evaluating certain technical aspects of the La Joya project to Pre Feasibility Study level in 2014.  Technical aspects include a revised resource, further metallurgical testwork, and a revised mine design and schedule.

OTHER PROJECTS

Exploration is an integral part of Silvercrest's growth strategy. The Company has a portfolio of other mineral properties, which comprise the Cruz de Mayo Project (Mexico), the Ermitano Property (Mexico), the Silver Angel Project (Mexico) and the El Zapote Project (El Salvador).

Currently the Company is focusing on evaluating and acquiring exploration properties in proximity to Santa Elena.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

OUTSTANDING SHARE CAPITAL

Capital stock

a)	Unlimited number of common shares without par value authorized

b)	Unlimited number of preferred shares without par value (none outstanding) authorized

As at March 31, 2014 and the date hereof, SilverCrest had 118,728,205 common shares outstanding. In addition, the Company had 8,130,000 outstanding share purchase options which, if exercised, would result in fully diluted common shares outstanding of 126,858,205.

More information on these instruments and the terms of their conversion is set out in note 10 of the condensed consolidated interim financial statements.

COMMITMENTS

In addition to entering into various operational commitments in the normal course of business, the Company has entered into a number of contractual commitments related to design and acquisition of plant and equipment for the Santa Elena Expansion Project.

At March 31, 2014, the remaining commitments totaled approximately $3,300,000, which are expected to fall due over the next 12 months. Subsequent to March 31, 2014, the Company entered into additional contractual commitments related to the Santa Elena Expansion Project totalling approximately $2,800,000.

CONTINGENCIES

In December 2012, the Mexican government amended the Federal labour law regarding subcontracting arrangements to prevent using service companies to avoid labour and tax obligations. The Company currently operates in Mexico using these subcontracting arrangements, as is the common practice. The amendments also provided clarification on certain regulatory requirements associated with an employer’s obligation to compensate employees with appropriate statutory profit sharing within Mexico. The Company continues to review these amendments, but currently believes it is probable that these amended labour laws will not result in additional profit sharing entitlements for its Mexican employees at March 31, 2014, other than what is presently recorded.

OFF BALANCE SHEET ARRANGEMENTS

As at March 31, 2014, the Company had no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

Legal Fees

Paid or accrued $28,990 (2013 - $52,973) for legal fees, which were included in professional fees, and $130,118 (2013 - $Nil) for share issuance costs to Koffman Kalef LLP, a law firm in which the Company’s Corporate Secretary is partner. The Company recognized $5,615 (2013 - $9,208) in share-based payments to this partner.

Key Management Compensation

	March 31, 2014	March 31, 2013
Salaries and short-term benefits (1)	$212,058	$231,875
Directors' fees	31,298	28,310
Share-based payments	335,332	386,730
	$578,688	$646,915

(1)	Total remuneration paid to the President, the Chief Executive Officer and the Chief Financial Officer of SilverCrest.

Other transactions

Paid $43,529 (2013 - $48,692) for technical and administrative services and recognized $12,537 (2013 - $15,910) in share-based payments to close members of the families of individuals who are part of key management personnel.

The Company shares rent, salaries, and administrative services with Goldsource Mines Inc. (“Goldsource”), a company related by common directors and officers. During the three month period ended March, 31 2014, the Company incurred $33,550 (2013 - $22,818) on behalf of Goldsource for these services, of which $33,550 (2013 - $22,818) was outstanding to be received at March 31, 2014.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, cash equivalents, amounts receivable, taxes receivable, accounts payable, accrued liabilities, taxes payable and the credit facility. They are initially recorded at amounts that approximate their fair values. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of amounts receivable, accounts payable and accrued liabilities and the credit facility approximate their carrying values due to the short term to maturities of these financial instruments. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The Company’s cash and cash equivalents are measured using Level 1 inputs.

CRITICAL JUDGMENT AND ESTIMATES

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenditures during the year.

These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. Management has made the following critical judgments and estimates:

Critical Judgments in applying Accounting Policies

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s condensed consolidated interim financial statements are as follows:

Production Stage of a Mine

The determination of the date on which a mine enters the production stage is a significant judgment, since capitalization of certain costs ceases and depletion of capitalized costs commence upon entering production. As a mine is constructed, costs incurred are capitalized and proceeds from mineral sales are offset against the capitalized costs. This continues until the mine is available for use in the manner intended by management, which requires significant judgment in its determination.

Capitalization of Exploration, Evaluation and Development Costs

Management has determined that costs related to exploration drilling, evaluation studies and other development work that have been capitalized have probable future benefit and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment. Prior to January 1, 2014, the functional currency of the Company’s Canadian operations was the Canadian dollar and the functional currency for its Mexican mining operations was the United States dollar. The functional currency of the Company’s Canadian operations changed on a prospective basis from the Canadian dollar to the United States dollar effective January 1, 2014, as management determined that the currency of the primary economic environment in which the entity operates changed after SilverCrest drew down United States dollar funds from the Credit Facility.

Sandstorm Gold Ltd. (“Sandstorm”) Purchase Agreement

Management has determined the additional $10 million upfront deposit received from Sandstorm in March 2014, will be treated as reduction to the carrying value of the Santa Elena Expansion in Progress asset rather than as deferred revenue as there are no requirements to return any portion of the deposit.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

CRITICAL JUDGMENT AND ESTIMATES (continued)

Key Sources of Estimation Uncertainty

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Reserves and Resources

Estimates of the quantities of probable reserves, which are used in the calculation of depletion expense, the capitalization of production phase stripping costs, and forecasting the timing of the payments related to the asset retirement obligations. Figures for reserves are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators and Canadian Institute of Mining, Metallurgy and Petroleum standards. Probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its probable reserves based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of an orebody requires complex geological judgments to interpret the data. The estimation of future cash flows related to probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs, along with geological assumptions and judgments made in estimating the size and grade of the orebody. Changes in the probable reserves may impact the carrying value of property, plant and equipment, asset retirement obligations, recognition of deferred tax amounts and depletion expense.  Mining assets are depreciated on a UOP basis over the probable reserves to which they relate; resources are not included in probable reserves or the calculation of depletion. The Company has updated the quantities of probable reserves used in its depletion calculations, to reflect the updated Technical Report.

Impairment of Non-Current Assets

Non-current assets are tested for impairment if there is an indicator of impairment, annually and at the end of each quarter for our capital projects. Calculating the estimated fair values of cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to metal selling prices, future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s non-current assets

Cost of sales and inventory

In determining cost of sales recognized in the Consolidated Statements of Operations and Comprehensive Earnings, the Company’s management makes estimates of quantities of ore stacked on leach pads and in process and the recoverable silver and gold in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in cost of sales of future periods and carrying amounts of inventories.

Income Taxes

Management is required to make estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, the measurement of income tax expense and indirect taxes. A number of these estimates require management to make estimates of future taxable profit, and if actual results are significantly different than our estimates, the ability to realize the deferred tax assets recorded on our balance sheet could be impacted. The Company is subject to assessments by tax authorities who may interpret the tax law differently. These factors may affect the final amount or the timing of tax payments.

Provisions for Asset Retirement Obligations

The Company’s provision for asset retirement obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability. Management assesses these provisions on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs, the timing of these expenditures, inflation, and the impact of changes in discount rates, interest rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

CHANGES IN ACCOUNTING STANDARDS

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

IFRS 8 – Operating Segments, IAS 32 – Financial Instruments: Presentation, IAS 36 – Impairment of Assets, IFRIC 21 – Levies.

The adoption of these new accounting standards had no material impact on the Company’s condensed consolidated interim financial statements.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

CAUTIONARY STATEMENT AND FORWARD-LOOKING STATEMENT DISCLAIMER

Readers of this MD&A are encouraged to read the “Risk Factors” contained in the Company’s Annual Information Form (“AIF”) dated March 28, 2014.  There have been no major changes from the reported risks factors outlined in the AIF. Important risk factors to consider, among others, are

•	Precious and base metal price fluctuations
•	Operating hazards and risks
•	Calculation of reserves and resources and precious metal recoveries
•	Uncertainty of funding
•	Substantial volatility of share price

The AIF is available on the SEDAR website under the Company’s profile at www.sedar.com.

Certain statements contained in this MD&A and elsewhere constitute “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated use of proceeds of the offering, anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to environmental laws; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies, which may give rise to conflicts of interests.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. The information provided in this document is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction and in context with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis on any particular issue. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company, under the supervision of the Chairman and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), is responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO believe that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. Management regularly reviews the Company’s disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company uses the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") internal control framework to design internal controls over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

There has been no change in the Company’s internal control over the financial reporting during the three month period ended March 31, 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Information provided in this MD&A, including the condensed consolidated interim financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future value for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the consolidated financial statements.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng., President and Chief Operating Officer of SilverCrest Mines Inc. who is a ‘Qualified Person’ for the purpose of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).